SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAKKS PACIFIC, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
47012E403
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,356,639*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,356,639*

11.	Aggregate amount beneficially owned by each reporting person	1,356,639*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	13.7%*
14.	Type of reporting person (see instructions)	IA

*Beneficial ownership percentage is based upon 9,876,200 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of August 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 filed with the Securities and Exchange Commission on August 9, 2021. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the filing date of this Schedule 13D Amendment No. 1 (the “Filing Date”), the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 13.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

CUSIP No. 47012E403

1.	Names of reporting persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,356,639*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,356,639*

11.	Aggregate amount beneficially owned by each reporting person	1,356,639*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	13.7%*
14.	Type of reporting person (see instructions)	IN

*Beneficial ownership percentage is based upon 9,876,200 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of August 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 filed with the Securities and Exchange Commission on August 9, 2021. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the filing date of this Schedule 13D Amendment No. 1 (the “Filing Date”), the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 13.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on August 2, 2021 (the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”), issued by JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D as set forth herein. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 9,876,200 shares of Common Stock outstanding as of August 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 filed with the Securities and Exchange Commission on August 9, 2021. BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP, either directly or through one or more affiliated entities, serves as the investment adviser to the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As of the filing date of this Schedule 13D Amendment No. 1 (the “Filing Date”), the BSP Funds collectively held 1,356,639 shares of Common Stock of the Issuer. As a result, as of the Filing Date, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership (with shared voting power and shared dispositive power) with respect to the 1,356,639 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 13.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of such date.

Since August 2, 2021 (which is the date of the filing with the Securities and Exchange Commission of the Schedule 13D which is amended hereby), there were no transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by them or any person or entity  for which  they  possess voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph thereof:

On September 20, 2021, BSP, as investment adviser to the BSP Funds which collectively own a majority of the issued and outstanding shares of the Preferred Stock and as a result constitute the “Required Holders” for purposes of the Certificate of Designations governing the Preferred Stock, executed and delivered to the Issuer resolutions adopted pursuant to and in accordance with the Certificate of Designations, to remove Andrew Axelrod from the Issuer’s board of directors (the “Board”) as a Series A Preferred Director and from all Board committees and request that the Board fill the vacant Series A Preferred Director position previously held by Mr. Axelrod with an individual selected by the Required Holders. Pursuant to and in accordance with the Certificate of Designations, BSP, as investment adviser to the BSP Funds constituting the Required Holders, nominated Lori MacPherson as a Series A Preferred Director, which nomination was approved by the Board on September 27, 2021, and Ms. MacPherson’s election as a Series A Preferred Director and member of the Compensation Committee and Nominating and Governance Committee of the Board became effective on that date.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2021

BENEFIT STREET PARTNERS, L.L.C.

By: /s/ Alexander McMillan
Name: Alexander McMillan
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan